UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from_________to_________

Commission file number:  001-14837

Quicksilver Resources Inc. 401(k) Plan
(Full title of the plan)

Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

INDEX

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Schedule

Exhibit Index

Signatures

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
Quicksilver Resources Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/  WHITLEY PENN LLP

Fort Worth, Texas
June 13, 2011

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS

Investments at fair value	$ 27,934,524	$ 23,172,114

Receivables:
Employer contributions	1,065,760	1,261,104
Notes receivable from participants	768,383	631,982

Total assets	29,768,667	25,065,200

Net assets available for benefits at fair value	29,768,667	25,065,200

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(37,904)	(9,218)

NET ASSETS AVAILABLE FOR BENEFITS	$ 29,730,763	$ 25,055,982

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

Investment returns and contributions:
Net appreciation in fair value of investments	$ 1,698,720
Employee contributions	2,909,684
Employer contributions	2,601,814
Interest and dividend income	452,739

Total investment returns and contributions	7,662,957

Deductions:
Distributions to participants	2,920,270
Administrative expenses	67,906

Total deductions	2,988,176

Net increase in net assets available for benefits	4,674,781

Net assets available for benefits, January 1, 2010	25,055,982

Net assets available for benefits, December 31, 2010	$ 29,730,763

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

1.	DESCRIPTION OF PLAN

The following description of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) provides only general information.  The terms of the Plan are more fully described in the Plan document and the Plan’s summary plan description, which are available to each participant.

General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The purpose of the Plan is to provide the U.S. employees of Quicksilver Resources Inc. (the “Company”) with benefits upon retirement, disability, death or other termination of employment.  The Plan was amended and restated in its entirety, generally effective December 14, 2010, to incorporate previous amendments to the Plan, to make certain technical changes and to modify the Plan’s provisions regarding the Quicksilver Resources Inc. Unitized
Stock Fund.

Participation – U.S. employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first payroll period following employment.

Contributions – Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Code (the “Code”) (which was $16,500 for 2010) and direct their contributions among 12 investment options.  Participant contributions are voluntary.  Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution into the Plan.  The Plan also permits participants who are age 50 or older by the end of the calendar year to make additional “catch-up” contributions.  In 2010, catch-up contributions were limited to $5,500.
Eligible participants are automatically enrolled in the Plan and have 4% of eligible compensation deducted and contributed to the Plan (unless the participant elects a different percentage or elects not to participate).

The Company matches 100% of employee contributions up to 4% of eligible compensation.  The Company made matching employer contributions of $1.6 million for 2010 which are included in employer contributions on the accompanying financial statements.

The Company also makes non-elective contributions, currently at 3% of eligible compensation, to the Plan each year for eligible Plan participants.  Participants are generally eligible to share in the non-elective contributions for a Plan year if they are at least 21 years of age, have completed at least one year of service with the Company and at least 1,000 hours of service during the Plan year and remain employed by the Company as of December
31.  The Company made non-elective contributions of $1.0 million for 2010.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of both the Company’s contributions and Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting – Active participants become 20% vested in non-elective contributions provided by the Company after one year of service and vest an additional 20% for each year of service thereafter.  Participants become 100%
vested after five years of service or upon death, retirement, or disability while employed.  Participant contributions, matching employer contributions and earnings thereon are fully vested at all times.  A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested non-elective
Company contributions and earnings thereon.  All forfeitures are applied toward payment of administrative expenses of the Plan or toward reducing employer contributions.

Participant Loans – Loans are available to all participants and are made at the sole discretion of the Plan
Administrator and are recorded as notes receivable from participants.  A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not exceed the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance.  The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan.  The interest rate is determined to be the prime interest rate plus 1% at the time of loan funding.  Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan.  Interest rates for current outstanding loans range from 4.25% to 9.25%, but have a weighted average interest rate of 4.63%.  Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments for required minimum distributions).  Payment may be deferred until age 70-1/2 if the participant’s vested account balance exceeds $1,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits – Benefits to participants are recorded when paid.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Expenses – The Company pays substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan.  These costs are not included in the accompanying financial statements.  Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.

Investments – Securities held by the Plan are valued at fair value with the increase or decrease in the value of securities held, plus any net income or loss, allocated to the participants’ accounts.  Dividends are recorded on the ex-dividend date.  Interest income is accrued as earned.  Investments in mutual funds are reported at fair value which is based on quoted market prices.

Investments in the Quicksilver Resources Inc. Unitized Stock Fund (“Unitized Fund”) are indirect investments in the common stock of Quicksilver Resources Inc.  The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the
Unitized Fund invested in money market funds.

Investments in the common collective investment trust fund are stated at fair value as determined by the issuer of the common collective investment trust fund based on the fair market value of the underlying investments.
Underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  The Morley Stable Value Fund (the
“Fund”) is a stable value fund that is a common collective investment trust fund designed for retirement trusts.
The Fund may invest in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals.

Investment Valuation and Income – The investments of the Plan are stated at fair value as of the end of the
Plan year and are subject to market or credit risks customarily associated with equity and debt investments.
Note 4 contains more information related to the Plan’s valuation methodologies.  Net appreciation
(depreciation) includes realized gains and losses on investments.

Notes Receivable from Participants - Participant loans are classified as notes receivable from participants, which are separate from plan investments and are measured at their unpaid principal balance.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Recently Issued Accounting Pronouncements:

Fair Value Measurements and Disclosures – In January 2010, the FASB issued Accounting Standards Update
2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which clarifies certain existing fair value disclosures and requires a number of additional disclosures including separate presentation for each “class” of assets and liabilities measured at fair value.  ASU 2010-06, among other things, also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  ASU 2010-06 has been incorporated into our 2010 financial statements.

Plan Accounting – Defined Contribution Pension Plans – On September 16, 2010, the FASB reached a unanimous consensus on Issue no. 10-C titled “Reporting Loans to Participants by Defined Contribution Pension
Plans.”  The Plan has adopted the new guidance and has classified participant loans as assets outside of investments for all periods presented.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

The Plan offers 12 investment options, including 10 mutual funds, indirect investments in Quicksilver Resources
Inc. common stock through the Unitized Fund and a common collective trust fund (the Morley Stable Value
Fund).  Participants may designate the allocation of their contributions across the investment options.  Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan.  On January 14, 2010, all balances in the
Franklin Balance Sheet Investment A Fund were transferred into the Perkins Mid Cap Value T Fund.

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009, are as follows:

	2010	2009

Transamerica WMC Diversified Growth P Fund	$ 1,530,812	*
Columbia Large Cap Index Z Fund	1,548,801	*
Dodge & Cox International Stock Fund	1,578,983	*
Gartmore Morley Stable Value Fund	1,990,731	$ 1,970,587
American Beacon Large Cap Value Fund	2,545,772	1,835,707
Loomis Sayles Investment Grade Bond Y Fund	4,777,182	3,173,536
Quicksilver Resources Inc. Unitized Stock Fund	9,505,920	9,353,322

* Represented less than five percent of the Plan's net assets for the period indicated.

QUICKSILVER RESOURCES INC. 401(k) PLAN

During 2010 the fair value of the Plan’s investments appreciated as follows:

Mutual funds	$ 1,671,950
Common collective investment trust fund	46,591
Unitized fund	(19,821)

$ 1,698,720

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

The Plan is required to:

•
Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establish a framework for measuring fair value;

•	Establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
•	Eliminate large position discounts for financial instruments quoted in active markets; and
•	Expand disclosures about instruments measured at fair value.

Determination of Fair Value
Valuation methodologies were applied to all of the assets and liabilities reported at fair value.  Fair value is based upon quoted market prices, where available.  If listed prices or quotes are not available, fair value is based upon models that primarily use as inputs market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.  In addition to market information, models also incorporate transaction details such as maturity.  Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets.  Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Valuation Hierarchy
There is a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.  The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The following is a description of the general classification of such instruments pursuant to the valuation hierarchy.

Quicksilver Resources Inc. Unitized Stock Fund – Level 1
This Unitized Fund is valued at the closing price of the Quicksilver Resources Inc. common stock reported on the New York Stock Exchange as adjusted for dividends, capital gains, and fees plus the cash portion of the
Unitized Fund invested in money market funds.

Common collective investment trust fund – Level 2
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the funds’ administrator.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Registered investment companies (mutual funds) – Level 1
These investments are public investment vehicles valued using the NAV of the respective investment company using a quoted market price.

QUICKSILVER RESOURCES INC. 401(k) PLAN

The following tables present the financial instruments carried at fair value as of December 31, 2010 and 2009.
The Plan has no assets classified within Level 3 of the valuation hierarchy.

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Total
Mutual funds:
Value funds	$ 6,154,427	$ -	$ 6,154,427
Bond fund	4,777,182	-	4,777,182
Growth funds	3,940,787	-	3,940,787
Blended fund	1,548,801	-	1,548,801
Total mutual funds	16,421,197	-	16,421,197

Unitized fund	9,505,920	-	9,505,920

Common collective investment trust fund	-	1,990,731	1,990,731

Cash	16,676	-	16,676

Total assets at fair value	$ 25,943,793	$ 1,990,731	$ 27,934,524

	Fair Value Measurements as of December 31, 2009
	Level 1	Level 2	Total
Mutual funds:
Value funds	$ 4,665,243	$ -	$ 4,665,243
Bond fund	3,173,536	-	3,173,536
Growth funds	2,811,687	-	2,811,687
Blended fund	1,194,932	-	1,194,932
Total mutual funds	11,845,398	-	11,845,398

Unitized fund	9,353,322	-	9,353,322

Common collective investment trust fund	-	1,970,587	1,970,587

Cash	2,807	-	2,807

Total assets at fair value	$ 21,201,527	$ 1,970,587	$ 23,172,114

QUICKSILVER RESOURCES INC. 401(k) PLAN

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, affected participants will become 100% vested in their accounts.

6.	TAX STATUS
The Plan previously was a prototype plan that received a favorable opinion letter dated June 20, 2002, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan was subsequently amended and in February 2008, the Company requested a favorable determination letter for the Plan from the Internal Revenue Service.  In response to that request, the Internal Revenue Service issued a favorable determination letter dated May 14, 2010 for the Plan.
The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s
Form 5500:

December 31,
2010

Net assets available for benefits per the financial statements	$ 29,730,763
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	37,904

Net assets available for benefits per the Form 5500	$ 29,768,667

The following is a reconciliation of total additions per the financial statements to the Plan’s Form 5500:

December 31,
2010

Total additions per the financial statements	$ 7,662,957
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	37,904

Total additions per the Form 5500	$ 7,700,861

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
			EIN 75-2756163
			Plan # 001

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value

*	Cash, non-interest bearing	Cash, non-interest bearing	$ 16,676

	American Beacon Large Cap Value Plan Fund	Mutual Fund	2,545,772

	Baron Growth Fund	Mutual Fund	395,843

	Columbia Acorn Z Fund	Mutual Fund	556,112

	Columbia Large Cap Index Z Fund	Mutual Fund	1,548,801

	Dodge & Cox International Stock Fund	Mutual Fund	1,578,983

	Janus Overseas T Fund	Mutual Fund	1,458,019

	Loomis Sayles Investment Grade Bond Y Fund	Mutual Fund	4,777,182

	Perkins Mid Cap Value T Fund	Mutual Fund	1,352,318

	RBC Micro Cap Value S Fund	Mutual Fund	677,355

	Transamerica WMC Diversified Growth P Fund	Mutual Fund	1,530,812

	Morley Stable Value Fund	Common Collective Investment Trust Fund	1,990,731

*	Quicksilver Resources Inc. Unitized Stock Fund	Company Stock	9,505,920

*	Participant loans	Interest rates of 4.25% to 9.25%,
		maturing through March 15, 2017	768,383

			$ 28,702,907

*	Represents a party-in-interest, as defined by ERISA.

	Note: Column (d) is excluded from the presentation, as all investing activity is participant-directed;
	therefore, no disclosure of cost information is required.

EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Quicksilver Resources Inc. 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 13, 2011

401(k) Plan Administrative and Investment Committee

By: /s/ Anne D. Self
Anne D. Self, Chair of the
401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit No.	Description
*23.1	Consent of Independent Registered Public Accounting Firm

* Filed herewith